XTribe, P.L.C.

1st floor

Victory House, 99-101

Regent Street

London W1B4EZ

United Kingdom

January 31, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

Re:	XTribe P.L.C (the “Company”)
Amendment No. 1 to Registration on Form S-1
File No. 333-214799
Filed on December 23, 2016

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 19, 2017 addressed to Mr. Enrico Dal Monte, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 1 to Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 1 to Form S-1.

Prospectus Cover Page

1.       Information provided throughout the prospectus assumes that you will receive the full amount of the offering. Please revise the prospectus, including the cover page, prospectus summary, and use of proceeds section, to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold.

COMPANY RESPONSE:

The Company has revised each reference in the Registration Statement to the use of the proceeds of the Offering to reflect such use at varying levels of funding.

The Company, page 4

2.       Please advise whether your executive officers reside in the United States. Also, please revise to provide all the disclosure, including any appropriate risk factors required by Item 101(g) of Regulation S-K including:

●	effecting service of process within the United States on your officers;

●	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

●	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and

●	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

COMPANY RESPONSE:

The Company has included the disclosures required by Item 101(g) of Item S-K with respect to the Company and its executive officers. Specifically:

(a)       Because the Company is a foreign private issuer and all of its named officers and directors are residents of a foreign country, there is a question whether investors will be able to bring actions under the civil liability provisions of the U.S. Federal securities laws against the Company or such officers and directors;

(b)       Investors may not be able to effect service of process within the United States on the foreign private issuer or any person;

(c)       Investors may not be able to enforce judgments obtained in U.S. courts against foreign persons based upon the civil liability provisions of the U.S. Federal securities laws;

(d)       Investors may not be able to enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws; and

(e)       Investors may not be able to bring an original action in an appropriate foreign court to enforce liabilities against the foreign private issuer or any person based upon the U.S. Federal securities laws.

The Company has also included a specific risk factor which addresses this issue.

3.       We note that your B2B division, XTRIBE Store, is where the company will derive its revenue. Please revise to describe the primary products and services you currently offer and how you generate revenues from these products and services. Disclose the geographic markets in which you plan to operate once you are operational.

COMPANY RESPONSE:

The Company has included a specific disclosure in its Company Summary and Management’s Discussion and Analysis of Financial Condition and Results of Operations which discusses the Company’s sales and revenue business model with respect to its revenue projected to be derived from its B2B division, XTRIBE Store.

Risk Factors, page 7

4.       We note your disclosure on page 16 that foreign currency exchange losses increased expenses and that you use the Euro as your functional currency. If material, please include a risk factor addressing any exposure you may have as a result of changes in foreign currency rates.

COMPANY RESPONSE:

At the present time, the vast majority of the Company’s transactions are conducted in Euros, which can subject it to foreign currency exchange losses in using U.S. Dollar-based accounting. The Company has therefore included a specific risk factor disclosure with respect to foreign currency exchange losses.

Market for Common Equity and Related Shareholder Matters, page 14

5.       We note that there is no established public trading market for your common stock. As such, please revise to disclose the information required by Item 201(a)(2) of Regulation S-K. In this regard, we note your disclosure on page 23 referencing warrants issued by the company.

COMPANY RESPONSE:

The Company does not have any outstanding warrants as of this time. We have included a disclosure that there are no warrants outstanding and we therefore do not believe that the requirements of Item 201(a)(2) of Regulation S-K are applicable.

Properties, page 18

6.       We note that you have a principal office located in London, England. If this property is not owned, so state and describe briefly how held. Refer to Item 102 of Regulation S-K.

COMPANY RESPONSE:

The Company does not currently transact any business at its office in London and it merely provides the Company with a presence in the United Kingdom. There is no formal arrangement in place for these offices and the Company does not incur any cost or expense with respect thereto. Similarly, at this time, the Company does not incur any expense with respect to any other facilities it may utilize. The Company has included a specific disclosure incorporating these facts.

Security Ownership of Certain Beneficial Owners and Management, page 18

7.       Based on the selling shareholder table on page 23, it appears that you have shareholders who currently hold more than 5% of your securities who are not listed on page 18. Please revise. Refer to Item 403 of Regulation S-K.

COMPANY RESPONSE:

We have amended the Security Ownership of Certain Beneficial Owners and Management section to properly reflect all shareholders who owned more than 5% of the Company’s securities as of the indicated date.

Certain Relationships and Related Transactions and Director Independence, page 22

8.       Please provide the information required by Item 404(d) of Regulation S-K including any related party transactions involving an amount that exceeds $120,000 or 1% of the average assets of the company, whichever is less. In this regard, we note the related party transaction between the company and the Chief Executive Officer disclosed in Note 7 to the financial statements on page F-11 and F-20.

COMPANY RESPONSE:

The Company has provided all available information related to all related party loans.

Exhibits

9.       Please file your bylaws, subscription agreement, as well as any related party agreements which are required to be filed under Item 601(b)(10) of Regulation S-K. In this regard, we note that you should file the agency agreement and consulting agreement between the company and the Chief Executive Officer.

COMPANY RESPONSE:

As a U.K. public limited company, the Company does not have any By-Laws or the equivalent per se. The Company has included as Exhibits to the Registration Statement all material contracts (to the extent they are in writing), including the agency agreement with an unrelated party.

On behalf of the Company, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

XTRIBE, P.L.C,

By:	/S/ Enrico Dal Monte
Enrico Dal Monte

Chief Executive Officer

cc: Robert L. B. Diener, Esq.